CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(unaudited)

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 1

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 2

Condensed Consolidated Interim Statements of Financial Position
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	June 30	December 31
		2019	2018
		$	$
Current assets
Cash and cash equivalents		452,160	419,212
Trade and other receivables		79,513	42,841
Marketable securities		37,712	29,542
Inventory	3	220,591	232,748
Other		8,034	8,776
		798,010	733,119
Non-current assets
Property, plant and equipment		757,676	701,175
Deferred income tax assets		5,819	7,523
Goodwill		49,786	49,786
Other		38,931	29,535
Total assets		1,650,222	1,521,138

Current liabilities
Trade and other payables		73,641	78,466
Provisions	4	10,912	4,788
Current portion of debt	5	113,772	—
		198,325	83,254
Non-current liabilities
Deferred income tax liabilities		120,617	107,909
Lease liabilities	2	3,204	—
Provisions	4	80,219	76,448
Debt	5	166,143	247,551
Total liabilities		568,508	515,162

Shareholders' equity
Share capital		1,060,382	1,055,417
Other reserves		(5,536)	(16,303)
Equity component of convertible notes		106,497	68,347
Deficit		(116,219)	(133,314)
Total equity attributable to SSR Mining shareholders		1,045,124	974,147
Non-controlling interest		36,590	31,829
Total equity		1,081,714	1,005,976
Total liabilities and equity		1,650,222	1,521,138

Events after the reporting date (Note 12)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements
Approved by the Board of Directors and authorized for issue on August 8, 2019.

"Beverlee F. Park"	"Paul Benson"
Beverlee F. Park, Director	Paul Benson, Director

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 3

Condensed Consolidated Interim Statements of Income
SSR Mining Inc.
(expressed in thousands of United States dollars, except for per share amounts)

	Note	Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
		$	$	$	$
Revenue	6	155,149	104,028	281,399	201,930
Cost of sales	9	(125,322)	(82,825)	(221,335)	(163,496)
Income from mine operations		29,827	21,203	60,064	38,434

General and administrative expenses		(6,214)	(8,179)	(13,085)	(14,848)
Exploration, evaluation and reclamation expenses		(4,022)	(4,141)	(7,760)	(6,972)
Operating income		19,591	8,883	39,219	16,614

Interest earned and other finance income		1,344	3,029	6,247	5,333
Interest expense and other finance costs		(7,194)	(8,432)	(15,839)	(17,268)
Loss on redemption of convertible debt	5	—	—	(5,423)	—
Other expenses		(3,209)	(697)	(2,612)	(4,644)
Foreign exchange gain		2,571	7,040	408	8,982
Income before income tax		13,103	9,823	22,000	9,017
Income tax expense		(689)	(7,216)	(3,854)	(8,732)
Net income		12,414	2,607	18,146	285
Attributable to:
Equity holders of SSR Mining		10,631	5,117	17,095	3,491
Non-controlling interests		1,783	(2,510)	1,051	(3,206)

Net income per share attributable to equity holders of SSR Mining
Basic	7	$0.09	$0.04	$0.14	$0.03
Diluted	7	$0.09	$0.04	$0.14	$0.03
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 4

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Net income	12,414	2,607	18,146	285
Other comprehensive income (loss)
Items that will not be reclassified to net income:
Gain (loss) on marketable securities at FVTOCI, net of tax of ($725), $400, ($1,135) and $5,932	4,665	484	7,304	(37,843)
Items that may be subsequently reclassified to net income:
Unrealized gain (loss) on effective portion of derivative, net of tax of ($27), $245, ($504) and $390	31	(69)	1,629	(406)
Total other comprehensive income (loss)	4,696	415	8,933	(38,249)
Total comprehensive income (loss)	17,110	3,022	27,079	(37,964)
Attributable to:
Equity holders of SSR Mining	15,327	5,532	26,028	(34,758)
Non-controlling interests	1,783	(2,510)	1,051	(3,206)
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 5

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity
SSR Mining Inc.
(expressed in thousands of United States dollars except for number of shares)

	Note	Common Shares		Other reserves	Equity component of convertible notes	Deficit	Total equity attributable to equity holders of SSR Mining	Non-controlling interest	Total equity
		Shares	Amount
		000's	$	$	$	$	$	$	$
Balance, January 1, 2018		119,841	1,047,233	24,998	68,347	(139,693)	1,000,885	23,043	1,023,928
Exercise of stock options		389	3,525	(1,319)	—	—	2,206	—	2,206
Equity-settled share-based compensation	8	—	—	1,002	—	—	1,002	—	1,002
Funding from non-controlling interest		—	—	—	—	—	—	3,958	3,958
Total comprehensive income (loss) for the period		—	—	(38,249)	—	3,491	(34,758)	(3,206)	(37,964)
Balance, June 30, 2018		120,230	1,050,758	(13,568)	68,347	(136,202)	969,335	23,795	993,130

Balance, January 1, 2019		120,740	1,055,417	(16,303)	68,347	(133,314)	974,147	31,829	1,005,976
Exercise of stock options		632	4,965	(682)	—	—	4,283	—	4,283
Equity-settled share-based compensation	8	—	—	1,210	—	—	1,210	—	1,210
Transfer of equity-settled Performance Share Units	8	—	—	1,284	—	—	1,284	—	1,284
Equity value debt issued	5	—	—	—	42,975	—	42,975	—	42,975
Value of convertible debt redeemed	5	—	—	—	(4,825)	—	(4,825)	—	(4,825)
Revaluation of reserve		—	—	22	—	—	22	—	22
Funding from non-controlling interest		—	—	—	—	—	—	3,710	3,710
Total comprehensive income for the period		—	—	8,933	—	17,095	26,028	1,051	27,079
Balance, June 30, 2019		121,372	1,060,382	(5,536)	106,497	(116,219)	1,045,124	36,590	1,081,714
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 6

Condensed Consolidated Interim Statements of Cash Flows
SSR Mining Inc.
(expressed in thousands of United States dollars)

	Note	Three months ended June 30,		Six months ended June 30,
		2019	2018	2019	2018
		$	$	$	$
Cash flows from operating activities
Net income for the period		12,414	2,607	18,146	285
Adjustments for:
Depreciation, depletion and amortization		29,355	23,303	55,153	48,703
Net finance expense		5,485	5,041	8,891	11,113
Gain on sale of mineral property		—	—	(1,000)	—
Income tax expense		689	7,216	3,854	8,732
Non-cash foreign exchange gain		(1,087)	(9,677)	(1,570)	(11,930)
Loss on redemption of convertible debt	5	—	—	5,423	—
Net changes in non-cash working capital items	11	(11,379)	(4,402)	(38,756)	(16,270)
Other items impacting operating activities	11	3,629	1,080	4,161	5,403
Cash generated by operating activities before interest and taxes		39,106	25,168	54,302	46,036
Moratorium paid		(1,039)	(1,581)	(2,130)	(3,401)
Interest paid		(867)	(1,606)	(6,083)	(7,428)
Income taxes paid		(3,833)	(4,849)	(13,025)	(7,068)
Cash generated by operating activities		33,367	17,132	33,064	28,139
Cash flows from investing activities
Purchase of plant and equipment		(9,132)	(11,380)	(22,292)	(20,155)
Capitalized stripping costs		(7,349)	(850)	(15,833)	(3,752)
Underground mine development costs		(3,345)	(2,069)	(6,724)	(4,352)
Chinchillas project costs		(4,814)	(16,105)	(10,962)	(27,820)
Capitalized exploration costs		(1,623)	(4,999)	(5,662)	(7,221)
Acquisition of land	4	(22,000)	—	(22,000)	—
Loan to joint venture partner		—	—	(1,967)	—
Net proceeds from sale of marketable securities		291	35,381	1,238	63,445
Interest received		2,972	2,393	5,684	4,037
Other		45	(640)	(199)	(1,064)
Cash (used in) generated by investing activities		(44,955)	1,731	(78,717)	3,118
Cash flows from financing activities
Proceeds from exercise of stock options		1,221	1,745	4,269	2,206
Funding from non-controlling interests		—	2,503	3,710	3,958
Redemption of convertible notes	5	—	—	(152,250)	—
Issuance of convertible notes	5	—	—	230,000	—
Convertible notes issuance costs	5	—	—	(7,067)	—
Lease payments		(430)	—	(430)	—
Cash generated by financing activities		791	4,248	78,232	6,164
Effect of foreign exchange rate changes on cash and cash equivalents		1,606	(2,370)	369	(3,643)
(Decrease) increase in cash and cash equivalents		(9,191)	20,741	32,948	33,778
Cash and cash equivalents, beginning of period		461,351	472,901	419,212	459,864
Cash and cash equivalents, end of period		452,160	493,642	452,160	493,642
The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 7

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

SSR Mining Inc. ("we", "us", "our" or "SSR Mining") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. SSR Mining Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., Seabee Gold Operation in Saskatchewan, Canada and our 75% owned Puna Operations in Jujuy, Argentina, and to advance, as market and project conditions permit, our other principal development projects towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements. The comparative information has also been prepared on this basis.

These statements were authorized for issue by our Board of Directors on August 8, 2019.

b)	Change in accounting policies
IFRS 16 Leases

We have adopted the requirements of IFRS 16 Leases (“IFRS 16") as of January 1, 2019. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for leases. We elected to apply IFRS 16 using a modified retrospective approach by recognizing the cumulative effect of adopting IFRS 16 in an adjustment to the opening statement of financial position at January 1, 2019. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases. The details of the new accounting policy and the quantitative impact of change are described below.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset over a period of time in exchange for consideration. We assess whether the contract involves the use of an identified asset, whether we have the right to obtain substantially all of the economic benefits from the use of the asset during the term of the contract and if we have the right to direct the use of the asset.

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 8

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

As a lessee, we recognize a right-of-use asset, which is included in property, plant and equipment, and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. In addition, the right-of-use asset may be reduced due to impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date discounted by the interest rate implicit in the lease or, if that rate cannot be readily determined, the incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method.

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that we would be reasonably certain to exercise; lease payments in any optional renewal period if we are reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless we are reasonably certain not to terminate early.

We have elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. The lease payments associated with these leases are charged directly to income on a straight-line basis over the lease term.

On adoption of IFRS 16, we recorded right-of-use assets of $4.3 million within property, plant and equipment. We recorded lease liabilities of $4.3 million as at January 1, 2019. The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 7.5%.

$ '000s
As at December 31, 2018	—
IFRS 16 adoption
Future aggregate minimum lease payments under operating leases as at December 31, 2018	5,988
Effect of discounting at the incremental borrowing rate	(1,678)
Lease liabilities arising on initial application of IFRS 16	4,310
Cash principal and interest payments	(587)
Non-cash accretion	162
As at June 30, 2019	3,885
Less: current portion	681
Non-current portion of lease liabilities	3,204

c)	Significant accounting judgments and estimates
The preparation of financial statements requires the use of assumptions, judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These assumptions, judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The significant judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2019 are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2018.

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 9

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	INVENTORY

	June 30, 2019	December 31, 2018
	$	$
Current:
Finished goods	16,787	23,433
Stockpiled ore	7,482	18,195
Leach pad inventory	159,798	162,335
Materials and supplies	36,524	28,785
	220,591	232,748
Non-current materials and supplies	2,251	2,006
	222,842	234,754

As at June 30, 2019, we have total provisions of $3,413,000 (December 31, 2018 - $3,436,000) for supplies inventory that we no longer expect to utilize.

4.	PROVISIONS

	June 30, 2019		December 31, 2018
	Current	Non-current	Current	Non-current
	$	$	$	$
Moratorium (1)	4,498	10,496	4,570	14,487
Close down and restoration provision (2)	6,408	69,723	211	61,961
Other provisions	6	—	7	—
	10,912	80,219	4,788	76,448

(1)
We entered into a fiscal stability agreement with the Federal Government of Argentina in 1998 for production from Puna Operations. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs had asserted that Puna Operations was subject to this duty. We had previously challenged the legality of the export duty applied to silver concentrate.

On March 31, 2017, we entered into the tax moratorium system in Argentina to resolve the export duty dispute. Outstanding ARS amounts are subject to interest at a minimum rate of 1.5% per month.

(2)
On June 27, 2019, we announced that we had acquired 8,900 hectares of land contiguous to the Marigold mine in Nevada. U.S., net of a 0.5% net smelter returns royalty. The consideration included $22 million in cash and the assumption of close down and restoration provisions on the properties with a carrying value of approximately $13 million at June 30, 2019.

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 10

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	DEBT

At December 31, 2018, we had $265,000,000 of senior convertible unsecured notes (the “2013 Notes”) outstanding. On March 19, 2019, we redeemed $150,000,000 of the 2013 Notes for a cash payment of $152,250,000. The redemption amount was bifurcated into the debt and equity components of the 2013 Notes purchased. The fair value of the debt portion of $148,000,000 was estimated using a discounted cash flow model based on a maturity date of February 1, 2020 and a discount rate of 4.95%. The difference between this amount and the book value of the redeemed 2013 Notes of $5,423,000 was recorded in the consolidated statements of income along with the related tax recovery of $1,687,000 and the residual of $4,825,000 was allocated to equity. At June 30, 2019, the expected life of the remaining 2013 Notes is less than one year, so they are recorded in current liabilities.
On March 19, 2019, we issued $230,000,000 of unsecured convertible senior notes due in 2039 (the “2019 Notes”) for net proceeds of $222,933,000 after payment of commissions and expenses related to the offering. The 2019 Notes mature on April 1, 2039 and bear an interest rate of 2.5% per annum, payable semi-annually in arrears on April 1 and October 1 of each year. The 2019 Notes are convertible into our common shares at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur to SSR Mining, holders of the 2019 Notes may be entitled to an increased conversion rate. The 2019 Notes are convertible into our common shares at an initial conversion rate of 54.1082 common shares per $1,000 principal amount of 2019 Notes converted, representing an initial conversion price of $18.48 per common share.
Prior to April 1, 2023, we may not redeem the 2019 Notes, except in the event of certain changes in Canadian tax law. On or after April 1, 2023 and prior to April 1, 2026 we may redeem all or part of the 2019 Notes for cash, but only if the last reported sales price of our common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price in effect on each such trading day. On or after April 1, 2026, we may redeem the 2019 Notes in full or in part, for cash.
Holders of the 2019 Notes have the right to require us to repurchase all or part of their 2019 Notes on April 1 of each of 2026, 2029 and 2034, or upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the 2019 Notes, plus accrued and unpaid interest to the repurchase date.
The proceeds of the 2019 Notes have been bifurcated between their debt and equity components. The fair value of the debt portion of $169,365,000 was estimated using a discounted cash flow model method based on an expected life of seven years and a discount rate of 7.5%. The residual of $44,838,000 ($60,635,000 less deferred tax liability of $15,797,000) was allocated to equity. The debt portion has been recorded at amortized cost, net of transaction costs, and is being accreted to face value over the expected life using the effective interest method. The transaction costs of the issuance of the 2019 Notes of $7,068,000 have been allocated on a pro rata basis with $5,205,000 to debt and $1,863,000 to equity.

	June 30, 2019	December 31, 2018
	$	$
Balance, beginning of period	250,729	236,358
Accretion of discount	7,228	14,371
Interest accrued	4,164	7,619
Interest paid	(4,384)	(7,619)
Redemption of 2013 Notes	(141,982)	—
Issuance of 2019 Notes	164,160	—
Balance, end of period	279,915	250,729
Balance of debt (current)	110,815	—
Accrued interest outstanding	2,957	3,178
Total current portion of debt	113,772	3,178
Non-current portion of notes outstanding	166,143	247,551

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 11

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6.	REVENUE

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Gold doré and bullion sales	110,214	87,471	218,908	170,140
Concentrate sales	45,274	16,017	62,461	32,170
Other revenue	(339)	540	30	(380)
	155,149	104,028	281,399	201,930

7.	INCOME PER SHARE

The calculations of basic and diluted income per share are based on the following:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Net income	12,414	2,607	18,146	285
Net income (loss) attributable to non-controlling interests	1,783	(2,510)	1,051	(3,206)
Net income used in the calculation of basic and diluted net income per share	10,631	5,117	17,095	3,491

Weighted average number of common shares issued (thousands)	121,247	120,075	121,136	119,979
Adjustments for dilutive instruments:
Stock options (thousands)	764	920	828	806
Weighted average number of common shares for diluted income per share (thousands)	122,011	120,995	121,964	120,785

Basic net income per share attributable to equity holders of SSR Mining	$0.09	$0.04	$0.14	$0.03
Diluted net income per share attributable to equity holders of SSR Mining	$0.09	$0.04	$0.14	$0.03

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 12

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	SHARE-BASED COMPENSATION

Total share-based compensation, including all equity and cash-settled arrangements, for the three and six months ended June 30, 2019 and 2018 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Equity-settled
Cost of inventory	13	35	48	89
General and administrative expenses	733	490	1,149	893
Exploration, evaluation and reclamation expenses	4	9	13	20
Cash-settled
Cost of inventory	316	243	502	536
General and administrative expenses	1,137	1,243	2,915	3,711
Exploration, evaluation and reclamation expenses	(40)	4	7	28
	2,163	2,024	4,634	5,277

Under our 2017 Share Compensation Plan, we have the option to settle vested Preferred Share Units ("PSUs") in either cash or common shares.  On February 22, 2019 our Board of Directors indicated its intention to settle all of the PSUs issued under our 2017 Share Compensation Plan, when vested, in common shares of SSR Mining.  Prior to this date, based on the past history of settling PSUs in cash, we had accounted for our obligations as a liability.  As a result of this change, the value of the relevant outstanding PSUs was fixed at that date and the existing liability of $1,764,000 ($1,284,000 net of tax) was transferred to the share-based compensation reserve of shareholders’ equity.  The unamortized portion of $4,652,000 relating to these PSUs will be amortized over the remaining vesting period.

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 13

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended June 30, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	78,039	32,237	44,873	—	—	155,149
Cost of inventory	(49,767)	(12,714)	(32,669)	—	—	(95,150)
Depletion, depreciation and amortization	(14,333)	(7,761)	(8,078)	—	—	(30,172)
Income from mine operations	13,939	11,762	4,126	—	—	29,827

Exploration, evaluation and reclamation expenses	(381)	(2,266)	(65)	(1,408)	98	(4,022)
Operating income (loss)	11,979	8,765	5,991	(1,724)	(5,420)	19,591
Income (loss) before income tax	15,207	9,390	2,832	(1,636)	(12,690)	13,103

As at June 30, 2019
Total assets	471,340	458,773	259,109	117,403	343,597	1,650,222
Non-current assets	234,515	314,536	159,855	115,266	28,040	852,212
Total liabilities	(93,812)	(95,164)	(65,228)	(6,314)	(307,990)	(568,508)

Three months ended June 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	60,752	26,706	16,570	—	—	104,028
Cost of inventory	(32,543)	(12,592)	(14,870)	—	—	(60,005)
Depletion, depreciation and amortization	(13,539)	(8,411)	(870)	—	—	(22,820)
Income from mine operations	14,670	5,703	830	—	—	21,203

Exploration, evaluation and reclamation expenses	(182)	(2,124)	(566)	(1,062)	(207)	(4,141)
Operating income (loss)	13,068	3,098	(2,268)	(1,064)	(3,951)	8,883
Income (loss) before income tax	8,894	3,776	2,562	(1,168)	(4,241)	9,823

As at June 30, 2018
Total assets	465,478	420,256	133,147	82,814	403,292	1,504,987
Non-current assets	215,800	324,308	94,076	79,389	13,193	726,766
Total liabilities	(79,063)	(91,786)	(73,119)	(6,463)	(261,426)	(511,857)

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 14

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	OPERATING SEGMENTS (Continued)

Six months ended June 30, 2019	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	150,302	68,668	62,429	—	—	281,399
Cost of inventory	(94,759)	(25,761)	(45,496)	—	—	(166,016)
Depletion, depreciation and amortization	(28,623)	(17,473)	(9,223)	—	—	(55,319)
Income from mine operations	26,920	25,434	7,710	—	—	60,064

Exploration, evaluation and reclamation expenses	(487)	(5,169)	(65)	(2,022)	(17)	(7,760)
Operating income (loss)	23,136	18,781	8,359	(2,022)	(9,035)	39,219
Income (loss) before income tax	22,863	20,061	2,124	(934)	(22,114)	22,000

Six months ended June 30, 2018	Marigold mine	Seabee Gold Operation	Puna Operations	Exploration evaluation and development properties	Other reconciling items (i)	Total
	$	$	$	$	$	$
Revenue	116,632	53,495	31,803	—	—	201,930
Cost of inventory	(62,739)	(22,196)	(30,803)	—	—	(115,738)
Depletion, depreciation and amortization	(26,911)	(18,924)	(1,923)	—	—	(47,758)
Income (loss) from mine operations	26,982	12,375	(923)	—	—	38,434

Exploration, evaluation and reclamation expenses	(283)	(3,938)	(636)	(1,704)	(411)	(6,972)
Operating income (loss)	24,121	7,419	(4,829)	(1,705)	(8,392)	16,614
Income (loss) before income tax	15,716	5,591	(1,420)	(1,720)	(9,150)	9,017

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 15

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy as follows:

	Fair value at June 30, 2019				Fair value at December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	45,434	—	45,434	—	11,287	—	11,287
Marketable securities	37,712	—	—	37,712	29,542	—	—	29,542
Other financial assets	—	—	3,663	3,663	—	—	3,711	3,711
Accrued liabilities	—	(12,275)	—	(12,275)	—	(16,649)	—	(16,649)
	37,712	33,159	3,663	74,534	29,542	(5,362)	3,711	27,891

Fair values disclosed
Convertible notes (1)	(359,958)	—	—	(359,958)	(263,675)	—	—	(263,675)
	(359,958)	—	—	(359,958)	(263,675)	—	—	(263,675)

There were no transfers between Level 1 and Level 2 fair value measurements. During the three and six months ended June 30, 2019, there were no transfers into or out of Level 3 fair value measures.

(1)The fair value represents both the debt and equity components of the convertible notes (note 5).

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and six months ended June 30, 2019 and 2018 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Trade and other receivables	(27,614)	(4,408)	(41,910)	1,173
Inventory	16,121	(6,513)	1,445	(24,986)
Trade and other payables	(1)	6,879	1,830	8,366
Provisions	115	(360)	(121)	(823)
	(11,379)	(4,402)	(38,756)	(16,270)

Adjustments for non-cash other operating activities during the three and six months ended June 30, 2019 and 2018 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Share-based payments	750	534	1,210	1,002
Write down of fixed assets	240	22	533	2,771
Other	2,639	524	2,418	1,630
	3,629	1,080	4,161	5,403

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 16

Notes to the Condensed Consolidated Interim Financial Statements
SSR Mining Inc.
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11.	SUPPLEMENTAL CASH FLOW INFORMATION (Continued)

Non-cash investing and financing transactions conducted during the three and six months ended June 30, 2019 and 2018 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
	$	$	$	$
Close down and restoration provision for land acquisition (note 4).	(12,990)	—	(12,990)	—
Transfer of share-based payment reserve upon exercise of stock options	444	(1,075)	(682)	(1,319)
Transfer of equity-settled PSU's	—	—	1,284	—
Marketable securities received from sale of exploration and evaluation properties	—	243	—	1,546
	(12,546)	(832)	(12,388)	227

12.	SUBSEQUENT EVENTS

(a)
On July 22, 2019, we entered into a definitive agreement (the "Agreement") whereby we will acquire the remaining 25% interest in Puna Operations from Golden Arrow Resources Corporation ("Golden Arrow") for aggregate consideration totaling approximately $34 million (the "Transaction"). Under the terms of the Agreement, the aggregate consideration will consist of the following:

•	$2.3 million in cash payable upon closing of the Transaction;

•	Cancellation of the outstanding principal and accrued interest on the $10 million non-revolving term loan previously provided to Golden Arrow;

•
Approximately $20 million in common shares of SSR Mining determined by the 20-day volume weighted average price of our common shares on the Toronto Stock Exchange ending on the last trading day prior to the closing date of the Transaction;

•	Payment of Golden Arrow's portion of any cash calls made by Puna Operations under the shareholders’ agreement until the closing of the Transaction; and

•	Transfer to Golden Arrow, for cancellation, the 4,285,714 common shares of Golden Arrow held by us, which have a current approximate value of $0.8 million.

Completion of the Transaction is subject to approval by the Golden Arrow shareholders, regulatory approvals and other customary closing conditions. The Transaction includes customary provisions, including non-solicitation of alternative transactions and a break fee. The Transaction is planned to close in the fourth quarter of 2019.

(b)
On July 23, 2019, we elected to exercise our equity participation right pursuant to our agreement with SilverCrest Metals Inc. ("SilverCrest") dated November 28, 2018 to purchase between 718,000 and 780,000 common shares of SilverCrest, on the same terms as the bought deal offering announced by SilverCrest on July 23, 2019, subject to closing of the over-allotment option. The additional shares will be acquired at a price of C $5.85 per common share for total consideration of between $3.2 million and $3.5 million. Upon closing, we will own approximately 9.9% of the issued and outstanding common shares of SilverCrest on a non-diluted basis.

SSR Mining Inc.	Interim Financial Statements Q2 2019 | 17